Date: March 18, 2019

To: New York Stock Exchange

Subject: ALAMOS GOLD INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :                             Annual General and Special Meeting
Record Date for Notice of Meeting :                 March 22, 2019
Record Date for Voting (if applicable) :                 March 22, 2019
Beneficial Ownership Determination Date :             March 22, 2019
Meeting Date :                             May 02, 2019
Meeting Location (if available) :                     Toronto, ON
Issuer sending proxy related materials directly to NOBO:     No
Issuer paying for delivery to OBO:                 Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders                     Yes
Beneficial Holders Stratification Criteria:             Not Applicable
NAA for Registered Holders                     Yes
Registered Holders Stratification Criteria:             Not Applicable

Voting Security Details:

Description                     CUSIP Number             ISIN
CLASS A COMMON SHARES             011532108                 CA0115321089

Sincerely,
Computershare
Agent for ALAMOS GOLD INC